Famous Footwear

Naturalizer

Franco Sarto

LifeStride

Via Spiga

Bass

Etienne Aigner

Dr. Scholl's Original

Carlos
by Carlos Santana

Nickels Soft

HotKiss

Buster Brown

Shoes.com



BROWN SHOE



This presentation by Brown Shoe Company, Inc. contains certain forward-looking statements, including without limitation, statements made concerning forward looking guidance on Sales, Operating Earnings and future growth segments of the business. Such statements are subject to various risks and uncertainties that could cause actual results to differ materially. These include (i) general economic conditions and the consumer's preferences and purchasing patterns, which may be influenced by consumers' disposable income; (ii) the uncertainties of pending litigation; (iii) intense competition and continuing consolidation within the footwear industry; (iv) political and economic conditions or other threats to continued and uninterrupted flow of inventory from China and Brazil, where the Company relies heavily on third-party manufacturing facilities for a significant amount of its inventory; (v) the integration of the Bennett business; and (vi) the Company's ability to successfully implement its plan to strengthen the Naturalizer brand. The Company's reports to the Securities and Exchange Commission contain detailed information relating to such factors. Some of the statements herein, as indicated, speak only as of the date they were initially made. The Company does not undertake any obligation or plan to update these forward-looking statements, even though its situation may change.

— March 14, 2006



Agenda – NYSE: BWS

1) Reshaping our platform

2) Brown Shoe today

3) 2005 accomplishments

4) Strategies for long-term growth – 2006 Guidance

Reshaped our Platform – 2001 - 2005

Sales and Operating Earnings Improvement for BWS (millions $)



Operating Margin Improvement at Famous Footwear



Department Store Market Share Improvement at Wholesale*



- Net sales increased $1.76 → $2.29 billion
- Operating earnings $11 → $89 million

- Operating margin approaching 6% at Famous Footwear

- Wholesale market share in dept. stores more than doubled

THE LEADER IN FOOTWEAR

* Reflects NPD Group Reported POS Dollar Volume. 12 Months ending January 2006.

4

BROWN SHOE

Brown Shoe Today -- $2.5 Billion in Sales Projected for 2006

Unique wholesale-retail platform. Building our brands and retail concepts to gain market share while delivering style to the consumer.

39% Wholesale

- **80 million pairs**
- **2000 retail customers**



61% Retail

- **1300 stores**
- **120 million consumers visit our stores/year**
- **9 e-commerce sites**
- **30+ million e-visitors/year**

THE LEADER IN FOOTWEAR

5

Overview of our Branded Wholesale Business:




naturalizer


Our Rank among Wholesalers
Women's Fashion Footwear Sales in U.S. Department Stores*
Ranked by Parent Company
($ in millions)
After Acquisition
$600
$500
$400
$300
$200
$100
$0
Bennett Footwear Group
Brown Wholesale
Nine West Group
Brown Shoe
Clarks Companies
Steve Madden
VCS Group
Nike
Kenneth Cole Productions
Liz Claiborne
H H Brown


FRANCO SARTO




ETIENNE AIGNER


Bass


CARLOS


crazy good

* Reflects NPD Group Reported POS Dollar Volume. 12 Months ending January 2006.

Our Portfolio of Brands

Zone	
Bridge	 No. 8
Better	 No. 11  No. 2  No. 9
Moderate	 No. 3  No. 3 men; No. 15 women  No. 11 junior  No. 1
Mass	 Dr Scholl's HOTKISS. *Private Label*

* Reflects NPD Group Reported POS Dollar Volume. 12 Months ending January 2006.

7







Overview of our Retail Businesses:

Our Rank Among Top Footwear Retailers
Share of Footwear Sales by Retailer*
% Share of Dollars
0
1
2
3
4
5
6
7
8
Wal-Mart
Payless
Federated
Footlocker
Famous Footwear
Nordstrom
Kohl's
Finish Line
JC Penny
Target
DSW
Dillard's
Sears
Shoe Carnival
Kmart

Famous Footwear

No. 1- Family Branded

naturalizer

No. 4- Women's Specialty

shoes.com
Sandals
Casual Sport
Athletic
SKATE OR DIE SPRING 2005

No. 3- Internet Footwear

* Source: Competitive Shares reported by NPD Consumer Panel Survey, 12 Months ending January 2006.

BROWN SHOE



2005 Accomplishments

1) Gained traction at Famous Footwear:

  ▪ Record 3Q/4Q; Traffic up; Same-store sales up 2.5% for year

2) Acquired Bennett: upscale brands; accretive by $0.17 per share

3) Achieved rebound in key areas of wholesale business: strengthened operating margins

4) Restructured Naturalizer store base: closings completed, same-store sales up 5.1% in Q4 for ongoing stores

5) Doubled e-commerce sales

BROWN SHOE



2005 Financial Accomplishments

1) Sales growth of 18% to $2.3 billion (half from Bennett)

2) EPS $2.17 – up 29% on an adjusted basis* to $3.32
   - Famous Footwear operating earnings rise 11%
   - Wholesale operating earnings increased 78%
     - Bennett delivering as expected

3) Strengthened Balance Sheet and Cash Flow
   - Inventories down, well managed
   - Debt-to-cap of 31.5%
   - Net cash from operating activities of $146.8 million

4) Announced 3-for-2 stock split; Raised dividend 20%
   (all EPS data herein is presented on a pre-split basis)

*** This is a non-GAAP financial measure. See the Appendix for a Reconciliation of Net Earnings to Adjusted Net Earnings.**



Key Strategies for Long-Term Growth:

1) Create differentiation – for our stores, our footwear, our brands

2) Create consumer preference with compelling footwear design & styles

3) Lead in Speed-to-Market – to increase sell-throughs and reduce markdown risk.

4) Build our portfolio of brands

Balance Growth + Investment – delivering earnings performance while investing for the future

2006 Growth drivers include:

- Famous Footwear traction

- Bennett acquisition

- Wholesale "sell-through" business model

- Specialty Retail initiative

- E-commerce growth

2006 Guidance

Annual

- Sales up 8% to $2.48 billion

- EPS up 50% (8% on adjusted basis*)

- Famous Footwear comps of 2 to 3%

- Shifting of earnings between Q1/Q2

First Quarter

- Sales up 8% to $560-$570 million

- EPS double LY (down 30% on adjusted basis*)

Second Quarter

- Sales up 6% to $580-$590 million

- EPS double LY (GAAP and adjusted)

* **This is a non-GAAP financial measure. See the Appendix for a Reconciliation of Net Earnings to Adjusted Net Earnings.**



<u>Long-Term Goal</u> – Targeting high single-digit revenue growth and 10-15% compound earnings growth rate.

Longer term growth drivers:

- Famous Footwear – creating differentiation with preference to provide the basis for significant door count expansion

- Wholesale – achieving margin and market share opportunities via strong, well-differentiated brands.

- Specialty Retail – building a multi-channel, cost-effective specialty store and e-commerce platform for growing our brands, while contributing gross margin dollars

- Platform Efficiency – continuing to reshape our platform to increase our earnings potential



Financial Highlights
&
Appendix

Sales and EPS – 2001 to Estimated 2006





Charges and recoveries included in net earnings and EPS for 2003, 2004, 2005 and estimated 2006, are listed in the Reconciliation of Net Earnings to Adjusted Net Earnings in the Appendix pages.

BROWN SHOE

Debt to Capital Ratio
(Millions of dollars, except for Debt to Capital Ratio)

Debt to Capital Ratio		2005		2004		2003		2002		2001
Total Debt Obligations*	$	200	$	142	$	120	$	152	$	216
Total Shareholders' Equity		434		391		350		292		253
Total Capital	$	634	$	533	$	470	$	444	$	469
Debt to Capital Ratio*		**31.5%**		**26.6%**		**26.0%**		**34.0%**		**46.0%**

*   Total Debt Obligations include long term debt, borrowings under revolving credit agreement and capital lease
     obligations. 2005 total debt obligations include additional debt related to the Bennett Footwear acquisition.

**   Total Debt Obligations divided by Total Capital

Distinct Wholesale Portfolio
Projected for 2006



BROWN SHOE

Famous Footwear -- Sales by category
Based on 12 months ended January 2006



BROWN SHOE

Reconciliation of Net Earnings to Adjusted Net Earnings
2003 – 2006 Estimated

	2006 Estimated Range Low - High		2005		2004		2003	
	Net Earnings	EPS	Net Earnings	EPS	Net Earnings	EPS	Net Earnings	EPS
GAAP Results	$ 64.7-66.7	$ 3.35-3.45	$ 41.0	$ 2.17	$ 43.3	$ 2.30	$ 46.2	$ 2.48
Special Charges and Recoveries:								
Stock Option Expense	4.0	0.20						
Naturalizer Restructuring	-	-	9.2	0.49	-	-	-	-
Tax Repatriation	-	-	12.0	0.63	-	-	-	-
Bridge Loan Fee	-	-	0.6	0.03				
Bass Transition Costs	-	-	-	-	3.5	0.18	-	-
Bond Guarantee Charge	-	-	-	-	2.2	0.12	-	-
Tax Reserve Recovery	-	-	-	-	(1.0)	(0.05)	-	-
Environmental Litigation	-	-	-	-	0.4	0.02	2.0	0.11
Canada Factory Closure	-	-	-	-	-	-	2.7	0.14
Adjusted Earnings	$ 68.7-70.7	$ 3.55-3.65	$ 62.9	$ 3.32	$ 48.3	$ 2.57	$ 50.9	$ 2.73

Non-GAAP Financial Measures
In this presentation, the Company's financial results are provided both in accordance with generally accepted accounting principles (GAAP), and using certain non-GAAP financial measures. In particular, the Company provides historic and estimated future net earnings per diluted share excluding certain charges and recoveries, which are non-GAAP financial measures. These results are included as a complement to results provided in accordance with GAAP because management believes these non-GAAP financial measures help indicate underlying trends in the Company's business and provide useful information to both management and investors by excluding certain items that are not indicative of the Company's core operating results. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.

Reconciliation of EPS Guidance (GAAP Basis) to EPS Guidance Adjusted to Exclude Charges (Non-GAAP)

	Estimated 1st Quarter 2006		1st Quarter 2005	Estimated 2nd Quarter 2006		2nd Quarter 2005
	Diluted EPS (low)	Diluted EPS(high)	Diluted EPS	Diluted EPS (low)	Diluted EPS (high)	Diluted EPS
GAAP Earnings	$0.45	$0.50	$0.20	$0.55	$0.65	$0.22
Charges / Other Items:						
Stock Option Expense	0.05	0.05	-	0.05	0.05	-
Naturalizer Store Closing Charges	-	-	-	-	-	0.09
Tax Repatriation Charge	-	-	0.51	-	-	-
Bridge Loan Fee	-	-	0.03	-	-	-
Total Charges / Items	0.05	0.05	0.54	0.05	0.05	0.09
Adjusted Net Earnings	$0.50	$0.55	$0.74	$0.60	$0.70	$0.31

Non-GAAP Financial Measures
In this presentation, the Company's financial results are provided both in accordance with generally accepted accounting principles (GAAP), and using certain non-GAAP financial measures. In particular, the Company provides historic and estimated future net earnings per diluted share excluding certain charges and recoveries, which are non-GAAP financial measures. These results are included as a complement to results provided in accordance with GAAP because management believes these non-GAAP financial measures help indicate underlying trends in the Company's business and provide useful information to both management and investors by excluding certain items that are not indicative of the Company's core operating results. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.

BROWN SHOE

Reconciliation of Operating Earnings to Adjusted Operating Earnings

(in millions)	2005	2004	2003	2002	2001
Operating Earnings	$ 88.6	$ 63.8	$ 72.9	$71.7	$ 11.1
Special Charges and Recoveries					
Naturalizer Restructuring	14.7	-	-	(0.5)	16.8
Famous Footwear Inventory Write-Down	-	-	-	-	16.0
Shared Services Platform Implementation	-	-	-	(0.7)	3.5
Famous Footwear New Management Transition	-	-	-	-	3.9
Impairment of Shoes.com Goodwill	-	-	-	-	1.2
Bass Transition Costs	-	5.6	-	-	-
Bond Guarantee Charge	-	3.5	-	-	-
Environmental Litigation	-	0.6	3.1	-	-
Canada Factory Closure	-	-	4.5	-	-
Adjusted Operating Earnings	$ 103.3	$ 73.5	$ 80.5	$70.5	$ 52.5

Non-GAAP Financial Measures
In this presentation, the Company's financial results are provided both in accordance with generally accepted accounting principles (GAAP), and using certain non-GAAP financial measures. In particular, the Company provides historic operating earnings excluding certain charges and recoveries, which are non-GAAP financial measures. These results are included as a complement to results provided in accordance with GAAP because management believes these non-GAAP financial measures help indicate underlying trends in the Company's business and provide useful information to both management and investors by excluding certain items that are not indicative of the Company's core operating results. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.

BROWN SHOE

Reconciliation of Net Earnings to EBITDA* and Adjusted EBITDA

	2005	2004	2003
Net Earnings	$ 41.0	$ 43.3	$ 46.2
Interest Expense, net	17.5	7.5	9.3
Income Tax Provision	30.1	13.0	17.3
Depreciation and Amortization	40.3	31.9	30.7
EBITDA*	$ 128.9	$ 95.7	$ 103.5
Special Charges			
Naturalizer Restructuring	14.7	-	-
Bass Transition Costs	-	5.6	-
Bond Guarantee Charge	-	3.5	-
Environmental Litigation	-	0.6	3.1
Canada Factory Closure	-	-	4.5
Adjusted EBITDA	$ 143.6	$ 105.4	$ 111.1

* EBITDA represents earnings before interest, taxes, depreciation and amortization.

Non-GAAP Financial Measures
EBITDA and Adjusted EBITDA are not measures of financial performance under GAAP, but are used by some investors to determine a company's ability to service or incur indebtedness. EBITDA and Adjusted EBITDA are not calculated in the same manner by all companies and accordingly are not necessarily comparable to similarly entitled measures of other companies and may not be an appropriate measure for performance relative to other companies. EBITDA and Adjusted EBITDA should not be construed as indicators of a company's operating performance or liquidity, and should not be considered in isolation from or as a substitute for net earnings (loss) or cash flows from operations which are prepared in accordance with GAAP. We have presented EBITDA and Adjusted EBITDA solely as supplemental disclosure because we believe they allow for a more complete analysis of results of operations. EBITDA and Adjusted EBITDA are not intended to represent and should not be considered more meaningful than, or as an alternative to, measures of operating performance as determined in accordance with GAAP.